Exhibit 4.35
Equity Transfer Agreement
This Equity Transfer Agreement (“the Agreement”) is entered into on December, 18, 2009 in Beijing of People’s Republic of China (PRC):
(1)
Tianjin Xinjie Investments Co., Ltd. (“the Seller”), a company duly established and existing under the laws of the People’s Republic of China (PRC), with its registered address at Room 413, No. 1, Zhonghuanxi Road, Tianjin Airport Industrial Park and with Zhou Bangjian as its legal representative.

(2)	Zhou Bangjian, a PRC resident with ID card 110108660206635 and residential address at 16G, Block A, Yujingyuan, Shoutu south road, Chaoyang District, Beijing;

(3)	Wang Jie, a PRC resident with ID card 110108196310209715 and residential address at 309-2104#, Area 3, Wangjing xiyuan, Chaoyang District, Beijing;
(above (2) - (3) together are the “Management Shareholders”)
and
(4)
Xiamen Longtop System Co., Ltd. (“the Purchaser”), a company duly established and existing under the laws of the People’s Republic of China (PRC), with its registered address at Sci-tech Pioneering Park, Siming District, Xiamen, China.

(the above (1) - (4) jointly as the “Parties”, and separately as a “Party”)
Whereas
A.
Beijing Giantstone Information Technology Co., Ltd. (the “Company”), a Limited Liability Company duly established and existing under the “Laws of PRC” with the registered address at 2/F, Building 8, Datang Telecom, No. 40 XueYuan Road, Haidian District, Beijing, PRC.

B.	The Seller holds 100% of the Company equity and relevant interests (“the Equity).

C.	According to the terms and conditions in this Agreement, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Equity.
NOW, THEREFORE, the parties have agreed as follows:
Article 1 Definitions and Interpretations
1.1	Definitions.

Unless otherwise stipulated herein, the following terms shall have the meaning set forth below:

Force Majeure
any earthquake, storm, fire, flood, war or other significant event of natural or human-caused disaster arising after signing hereof which is unforeseen, unavoidable and not possible to overcome, and is beyond the control of any party, and prevents the total or partial performance of this Agreement;

Company Assets	all assets of the Company set forth in Appendix I

Purchase Price	Consideration paid to the Seller by the Purchaser for the Equity Purchase in accordance with Article 2.4.1 herein;

Equity	As defined in paragraph B in Whereas provisions; to avoid ambiguity, Equity means 100% of the Company’s equity on day of the signing of this Agreement;

Employees	all Company employees set forth in Appendix II, including Management Shareholders, Key Employees, Backbone Technicians and ordinary employees.

Related Parties	Related Parties of the Company set forth in Appendix IV

Key Employees	Employees specified as Key Employees in Appendix II of this Agreement;

Backbone Technicians	Employees specified as Backbone Technicians in Appendix II of this Agreement;

Closing	the completion of Equity Purchase, and all Closing conditions set forth in Article 6 have been satisfied;

Closing Date	the date of the completion of the Closing, provided that the Closing Date shall not be later than January 1st, 2010;

Closing Documents
any document which should have been signed at the Closing in accordance with the PRC Law, including but not limited to signed version of Appendices V, VI, VII, VIII, X and XII, and revised Company Articles of Association and business license reflecting the completion of Equity Purchase and the Purchaser being the sole shareholder of the Company;

Jieke Times	Beijing Jieke Times Technology Co., Ltd.

Jieke Zhicheng	Beijing Jieke Zhicheng Technology Co., Ltd. and its subsidiary in Wuxi;

Development Test	Software development-related White Box test (i.e. Unit Test) of the Company, excluding the software test businesses such as user acceptance test (UAT), system integration test (SIT), system test (ST);

Minsheng Bank	China Minsheng Bank Corp.,Ltd. and its subsidiaries;

RMB	Renminbi, the legal currency of the PRC;

Tax
all forms of taxation, including, without limitation, enterprise income tax, business tax, value-added tax, stamp duty and individual income tax levied by the applicable tax authorities pursuant to Law, as well as any penalty, surcharge or fine in connection therewith;

Performance Evaluation Period	The period of 24 months commencing from the date of the Closing of this Agreement;

Business
all the business within the business scope conducted or engaged in by the Company, including but not limited to, SAP banking solutions, proprietary C-version and JAVA-version Core banking system and Peripheral systems, and related software development, supplemental development, development test, consulting, implementation and maintenance;

PRC	Peoples Republic of China

PRC Law	all laws and legislation of PRC that are in effect;

Zhongke Jinhong	Beijing Zhongke Jinhong Technology Co., Ltd.;

Zhenglongtai	Beijing Zhenglongtai Information & Technology Co., Ltd.
1.2	Interpretations

All headings used herein are for reference purposes only and do not affect the meaning or interpretation of any provision hereof. Any reference herein to an Article or Appendix is to an article or appendix of this Agreement. Singular and plural forms have the same meaning. Unless otherwise indicated, a reference herein to a day, month or year is to a calendar day, month or year. A reference herein to a business day is to a day on which commercial banks are open for corporate business in the PRC, not to Saturdays, Sundays or the legal holidays prescribed by State Council, unless the working days and non-working days before or after a legal holiday are exchanged by provisions of State Council.

Article 2 Equity Purchase
2.1	Sale and Purchase

The Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, the Equity (“Equity Purchase”), so that the Purchaser or a subsidiary or an affiliate the Purchaser assign shall hold the Equity.

2.2	Conditions

The Purchaser just trusts the representations and warranties under Article 4 by Seller and Management Shareholders on the day of the signing of this Agreement.

2.3	Effective Date

This Agreement shall take effect with the parties’ signature and official seal affixed (the official seal is only applicable to non-natuaral persons). The Equity Purchase hereunder shall take effect on the day when the Purchaser registers as the sole Shareholder of the Company.

2.4	Consideration and Payment
2.4.1	Purchase Price
The total consideration of this Equity Purchase (Purchase Price) is as stipulated in Appendix III hereof.
2.4.2	Payment Schedule
The Purchaser shall pay the Purchase Price to the Seller as follows:
2.4.2.1	First Consideration: within 10 business days following the signing of this Agreement, the Purchaser shall pay RMB120 million to the Seller.

2.4.2.2	Remaining Consideration: Remaining consideration shall be paid in accordance with the payment method and schedule provided in Appendix III hereof.
2.4.3	Expenses

All banking expenses and fees in relation to the Purchase Price, including telegraphic transfer expenses, transfer charge, shall be borne solely by the Seller, with the exception of the bank interests (if applicable) and so on arising during the Purchaser raises the Purchase Price.

2.4.4	Receipt
The Seller shall provide the formal receipt for the Purchaser, evidencing the receipt of the Purchasr Price.

2.5	Offset Right

Notwithstanding anything herein to the contrary, the Purchaser shall be entitled to offset against the Purchase Price any amount which the the Seller and the Management Shareholders may owe to the Purchaser pursuant to damages from a breach of this Agreement as set forth in Article 9 hereof. Without limiting the generality of the foregoing, the Purchaser shall be entitled to reduce the Purchase Price otherwise payable to the Seller by an amount equal to the aggregate amount due and payable by the Seller and the Management Shareholders to the Purchaser.

Article 3 Closing
3.1	Place

The Closing shall be take place in Beijing, PRC or other places agreed upon by the Parties after all closing conditions under Article 6 are satisfied (or the closing conditions are exempted).

3.2	Closing Documents

The Seller shall deliver to the Purchaser at the Closing, the Closing Documents. The Seller and Management Shareholders further agree that at or subsequent to the Closing, upon the written request of the Purchaser, they will promptly execute and deliver by themselves or cause to be promptly executed and delivered, the Closing Documents.

Article 4 Seller’s Representations and Warranties
The Seller and Management Shareholders jointly make representations and warrants as follows to the Purchaser and will be jointly be responsible to such representations and warrants. As of the Signing Data hereof:
4.1	Capacity and Authority

The Seller and the Management Shareholders have all requisite capacity and authority to execute this Agreement and to consummate the Equity Purchase.

4.2	No Violation

The Seller and the Management Shareholders’ execution, delivery, and performance of this Agreement or any related document to which they are a party will not contravene, conflict with, or result in a violation of any provision of any contract, agreement, understanding, other legal arrangement, laws, or orders to which he is subject.

None of the Company, the Seller or the Manament Shareholder has ever materially breached the PRC Laws. The Company shall not violet any contract which it is a party, and to the acknowledgement of Seller and the Management Shareholders the Company has never breached any contracts as such.

4.3	Third Parties Consent

Both of the Seller and the Management Shareholders have secured written consent of any and all third parties necessary for the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereunder.

4.4	Equity Structure

The Seller is the exclusive legal owner of the Equity. None of the Seller, the Management Shareholders or the Company has asked others to hold equity on behalf of them, and/or made any stock incentive plan and/or arrangements.

The Seller and the Management Shareholders have disclosed the following to the Buyer: Zhou Bangjian holds 3.65% shares of Beijing Beiduo Communications Service Co., ltd, 12.1% shares of Beijing Jiafutong Network Technology Co., ltd and 14.29% shares of Beijing Honest Union Insurance Agency; Wangjie directly holds 60% shares of “Jieke Zhicheng”, and with 6% shares of Beijing Xiakexing Network Technology Co., Ltd held by Dong Xiaoyang (PRC citizen with Passport No.: G35011238), 20% shares of Xi’an Jointsky Software Holdings Co., Ltd. held by Beijing Ruizun E-Commerce Software Co., Ltd. (Registration No.: 012114 ), 30% of “Zhongke Jinhong” held by Gua Xiaoyu (PRC citizen with ID No.: 330625197101290069), 10% shares of PankSky Technology Group and 20% shares of Veldsoft Co. Ltd. (HK) held by HHL Holding Ltd., and 90% shares of “Jieke Times” held by his spouse-Wang Fang (PRC citizen with ID No.: 420111196912235524) all on behalf of him. Except as those stipulated above, the Management Shareholders have not held equity, directly or indirectly in any other entities which they’re entitled to receive above 5% equity interests, and/or held equity in any entity that carry out similar Business or competing commercial activities.

4.5	No Pledge

The Equity is free from any encumbrance, pledge, or any third party right.

4.6	Ownership of Transferred Assets

The Company has effective and full title to its assets, free from any mortgages, pledges or encumbrances, or other security interests.

4.7	Registration of Assets

The Seller, the Management Shareholders and/or the Company have undertaken and maintained at their sole expenses all registrations of the intellectual property rights and other relevant rights of the Transferred Assets, and the existence, or their registration or use of such intellectual property does not infringe on the rights of others.

4.8	Computer Software Copyright

The computer software listed in Appendix I hereof constitutes the main software relating to other operation activities of the Business and the Company. The Company has effective and full title to such software, and such software and/or other derived technical achievements developed therefrom does not infringe any third party’s copyright. No license to use the Software has ever been granted to any third parties by the Company.

4.9	Competency Certificates

The competency certificates, including but not limited to High-tech Enterprise Certificate (certificate No.: Jing R-2002-0211) and Software Enterprise Affirmation Certificate (certificate No.: GR200811001691) which received by the Company are legally existing and there is no issue or any potential issue which may constitute a revocation or prevention for the said competency certificates to pass the annual inspection.

4.10	Trade Mark

None of the Seller, the Management Shareholder and/or the Company has applied or authorized any third party to apply any trade mark or pattern related to “Giantstone”.

4.11	Web and Domain Name

The Company has all rights necessary to use, publish, display and distribute the content that appears on the Website (www.giantstone.com). The Website’s content (including without limitation, all text and images uploaded to the Website) does not infringe any third party’s intellectual property rights, and there is no related claim or proceedings from any third party, and/or to the acknowledgement of the Management Shareholder and the Company, no any potential law suits alleging such infringement.

4.12	Tax

The Seller and/or the Company have report its taxation status timely and correctly and paid all due taxes pior to the signing of this Agreement.

4.13	Financial Records

The books and records of the Company accurately reflect its current financial status.

4.14	Employees and Key Employees

The Key Employees constitute all key employees needed for the Business operation and customer maintenance. The Employees, including but not limited to the Key Employees have all established legal binding labor relationship with the Company such as signing effective labour contracts with the Company. The information related to Employee post, on-boarding time and compensation offered by the Company is complete, accurate and true. The Company has, timely and fully, paid the salaries, allowances, subsidies, bonuses and/or other payments or benefits under applicable laws or contracts to the Employee and withheld individual taxes for the Employees as well.

4.15	Capital Incomings and Outcomings

Except the RMB 14,600,000 offered to “Jieke Zhicheng” and RMB 2,550,000 offered to “Zhongke Jinhong” which has been disclosed to the Buyer, the Company has no loan capital with any third party in any manner or provide any warranty to other parties for any third party.

4.16	Proceedings and Administrative Punishment

There is no pending or threatented litigation, third parties’ claim, administrative proceedings or investigations given or issued by any third party, court tribunal, governmental agency or arbitration organizations connected with the Company, the Seller and/or the Management Shareholders, or any administrative punishment given by any governmental agency to the Company, the Seller and/or the Management Shareholders.

4.17	Branches

Except the subsidiary of “Jieke Zhicheng” in Wuxi disclosed in Appendix IV, none of the Company or the Related Parties has established any branches in any place (including but not limited to own majority or minority equity in any joint venture and/or any partnership arrangement).

Article 5 Representations and Warranties of Purchasers
The Purchaser represents and warrants to the Sellers and the Management Shareholders that, as of the signing date hereof:
5.1	Capacity and Authority

It has all requisite capacity and authority to execute this Agreement and to consummate the transactions contemplated hereunder.

5.2	No Violation

The execution, delivery, and performance of this Agreement and any related document to which it is a party will not contravene, conflict with, or result in a violation of any provision of any contract, agreement, understanding, other legal arrangement, laws, or orders to which he is subject.

5.3	Third Parties’ Consent

It has secured written consent of any and all third parties necessary for the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereunder.

5.4	On-time Payment and Assistance

It assures to fully pay the equity purchase price at the stipulated time under the agreement (other than intimely payment due to the Seller and/or the Management Shareholders) and to assist in transacting related change registration formalities with industrial and commercial administration authorities.

Article 6 Closing Conditions
The realization of the Closing is subject to the satisfaction of the following conditions:
6.1	Representations and Warranties

The above representations and warranties of the Sellers, the Management Shareholders and the Buyer shall remain true and accurate.

6.2	Prudent Investigation

The Buyer has completed all the related legal, financial, commercial and HR investigations relating to the Company and its Related Parties and the results have turned out to be satisfactory.

6.3	Registration of Equity

The Seller and Purchaser have completed the registration of equity transfer with industrial and commercial administration authorities, and the Purchaser or the third party it assigns has been the holder of 100% of the Company on the industrial and commercial administration authorities’ record.

6.4	Non-competition Agreement

The Related-parties in Appendix IV of this Agreement have signed the non-competition agreement, the form and content of which are satisfactory to the Purchaser.

Under the non-competition agreement, except for the existing customers  disclosed to the Purchaser by the Company and Related parties before the signing date hereof, the Related-parties shall not engage in (directly or indirectly, jointly or solely) any business activities which are similar, same to or competitive with the Business or advise on such business activities, ally with others to engage in (directly or indirectly) any business activities which are similar to or competitive with the Business, or recruit directly or indirectly any employee from the Company without the prior written consent of the Purchaser within 5 years after the signing of the non-competition agreement.

6.5	Right of First Refusal

For the equity and/or assets of Jieke Zhicheng, the Seller and Management Shareholders shall urge and cause the signing of Right of First Refusal Agreement (see Appendix VI hereof) between shareholders of Jieke Zhicheng and the Purchaser, the form and content of which are satisfactory to the Purchaser.

6.6	Labor Contract and Non-Competition Agreement

The Company or other enterprises assigned by the Company shall sign with the Management Shareholders and Key Employees respectively, a 5-year standard labor contract, the form and content of which are satisfactory to the Purchaser (see Appendix VII for the example), and with Key Employees respectively, a non-competition agreement, the form and content of which are satisfactory to the Purchaser (see Appendix VIII). Under the non-competition agreement, during the employment with the Company or other enterprises assigned by the Company or within 2 years after the termination of such employment, the Key Employees shall not engage in (directly or indirectly, jointly or solely) any business activities which are similar, same to or competitive with the Business or advise on such business activities, or ally with others to engage in (directly or indirectly) any business activities which are similar to or competitive with the Business.

The Seller and Management Shareholders shall cause the signing of standard labor contract (see Appendix VII hereof) and non-competition agreement (see Appendix VIII hereof) between employees of Jieke Zhicheng providing core system development and test for Minsheng Bank (see Appendix IX hereof) and the Company or other enterprises assigned by the Company, the form and content of which are satisfactory to the Purchaser.

6.7	Work Product Ownership Statement

All Key Employees have signed the standard Ownership Statement of the Work Product (See Appendix X hereof), the form and content of which are satisfactory to the Purchaser and undertake to urge other employees to sign on such statement when transferring or renewing their labor contracts.

6.8	Application for Other Software Copyright

The Company shall apply to National Copyright Administration of PRC for the copyright of core banking system software (including but not limited to C version and JAVA version core system software, see list in Appendix I hereof) developed independently by the Company.

6.9	HR Outsourcing Contract

Unless with the written consent of the Purchaser, the Company shall, for the outsourcing business of existing personnel, sign or re-sign with the outsourcing business providers (including Jieke Zhicheng and Zhengtailong) a writing agreement (see Appendix XI hereof), the form and content of which are satisfactory to the Purchaser, to specify the outsourcing personnel number, content of service, service period and outsourcing expenses, etc.

6.10	Effective Lease

The Company shall sign an effective lease with the owner of property right of the registered address.

6.11	Duration of Operation

The duration of operation of the Company shall be legally and effectively extended to ensure the ordinary business operation and then accordingly finish the registration procedures for Business License and other necessary changes.

6.12	Related Parties Incomings and Outgoings

Jieke Zhicheng and Zhongke Jinhong incomings and outgoings with the Company as of September 30th, 2009 come to RMB 17,150,000, plus other payable amounts agreed in accordance with the formal agreement between Jieke Zhicheng and the Company. The incoings and outgoings have been completely disposed of as of the date of this Agreement, and the Seller shall provide the Purchaser with a written evidence of the completion of such disposal, including agreement, invoice, remittance certificate, etc. In addition, the Seller and Management Shareholders hereby confirm that there are no new incomings or outgoings between the Company and Jieke Zhicheng and Zhongke Jinhong as of the signing day of this Agreement. Upon the signing of this Agreement, the Company shall not cause new incomings or outgoings with any related party without the Purchaser’s prior written consent.

6.13	Employees Information

The information provided in accordance with above Article 4.14 herein by the Seller and Management Shareholders to the Purchaser has been confirmed by the Purchaser in writing.

6.14	Closing Documents

The Seller and Management Shareholders deliver all Closing Documents to the Purchaser.
Article 7 Pre-Closing Covenants
Prior to the Closing hereof, the Sellers and the Management Shareholders shall ensure all of the following:
7.1	Debts

Except to which has been disclosed by the Buyer, the Company shall not, during the period from the signing of this Agreement to the Closing, lend money to or borrow money from any third party by whatever manner. Without the written consent from the Buyer, the Company shall not sign any credit agreements with others.

7.2	Asset Purchase

The Company shall not dispose of or purchase any material assets, the total value of which exceeds RMB10, 000 without written consent of the Buyer;

7.3	Security

The Company does not place or agree to place any lien, impairment, pledge, mortgage, warrant, or third party right on any of its Equity or Company Assets;

7.4	Dividends Distribution

The Company shall not declare or pay any dividends or other form of distribution, or pay or repay any loan (or any interests thereof) without written consent of the Buyer;

7.5	Operation

Without written consent from the Buyer, the Company shall not operate any aspect of its business in violation of its normal business practice, and shall make promotion outside and/or carry out business with its own name as well as terminate the promotion and/or the cooperation with any third parties (including but not limited to “Zhenglongtai“) which may cause misunderstandings to the social public.

7.6	Employees

The Company shall not increase any of the salary (including, without limitation, granting of any bonus, commission, or material benefits) of the Employees, or dismiss or change the term of employment of any of the Employees except as those stiputed in the standard Labour Contract (see Appendix VII for sample) and/or Non-competition Agreement (see Appendix VIII for sample) signed by the Management Shareholders and the Key Employees in accordance with Article 6.6 hereof.

7.7	Publicity

The Company does not disclose any information related to this Agreement, or the transactions contemplated hereby, unless required by PRC Law.

7.8	Notification

The Seller or the Management Shareholders shall promptly notify the Purchaser in writing pursuant to the Article 12.1 hereof if the Seller or the Management Shareholders become aware of any fact or condition that causes or constitutes a breach of any of the its representations and warranties as of the date of this Agreement, or if the Seller or the Management Shareholders becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly required by this Agreement) cause or constitute a breach of any such representation or warranty.

7.9	Not to Cause to Trade or Negotiate

The Seller and Management Shareholder shall instruct and cause the Company and its affiliated entities and any of its officer, director, employee, investment bank, consular, and other consultant, representative not to get involve, cause, propose or encourage any individual or entity (except for the Purchaser) directly or indirectly following activities: transfer or sale, partly or wholly, company assets, business, equity, merge, integration, business merge or any other business which competes with company business (“competitive business”);or take part in discussion or negotiation regarding such competitive business; or to provide any individual or entity with information related to the competitive business.

7.10	Maintenance

The seller, management shareholder and/or company shall preserve and maintain company assets. Damages and loss to company assets by the Seller, management shareholder and/or company’s misconduct or fault, which result in loss to the Seller or its affiliated entities, the Seller and Management Shareholder shall undertake the joint indemnification.

7.11	Approval

The seller and management shareholder shall cause the seller and/or company to acquire all necessary approvals from government, and board/shareholders’ meeting resolutions.
Article 8 Post-Closing Undertaking
The seller and management shareholder jointly undertake that:
8.1	Non-Competition

Except with written consent from the Purchaser, the Seller and Management Shareholder shall not, for a period of 5 years after the Closing date, directly or indirectly: (1) invest on or engage in any business which competes with Company business; or (2) employ or attempt to employ the current Employees of the Company.

8.2	Key Employees; Term of Service

The Seller and management shareholder shall cause the backbone members to remain serving the company within 5 years after signing this agreement.

8.3	Technical Backbone’s Employment Contract

The Seller and management shareholder shall assure that all technical backbone members to sign 3-year employment contracts with the Company or any company assigned by the Company in a form which satisfy the Seller (Appendix VII of this Agreement as a sample contract).

8.4	Other Documents

The Seller and management shareholder will promptly execute and deliver or cause to be promptly executed and delivered, by itself any other documents reasonably necessary or desirable for the Purchaser to effectively perform the transactions hereof.

8.5	Indemnification

The Seller and the shareholder agree to indemnify the Purchaser, or the Company against all damages or losses directly or indirectly caused by any action of the Seller before Closing has caused any civil, administrative or criminal claims of third parties at any time, including, without limitation, matters set forth on Appendix XIII.

8.6	Non-solicitation

The Seller and management shareholder shall not, directly or indirectly, recruit or attempt to recruit any person employed currently or formerly by the Company; or solicit, induce or attempt to induce the Company or its related parties including any of its clients or providers;or to cause the Company or clients or providers of its related parties to cancel or reduce business with the Company or its related parties; and shall not induce any person employed by the Company or its related parties to resign from his or her current employment.

The Seller undertakes, during the business performance review period:
8.7	Company’s Name

Company’s name remains the same.

8.8	Operation Funds

The seller shall provide necessary enough fund for company operation based on company’s business development needs.

8.9	Operation

Mr. Zhou Bangjian is appointed as general manager of the Company by the Seller. He will take charge in company’s core banking business operation including sales, delivery, Research&Development and project management.

8.10	Remuneration

The Company employees’ remuneration will not be lower than the remuneration standard when this Agreement is signed. Performance review shall not cause the adjustment of the remuneration by any party.

8.11	Non-solicitation

The Purchaser shall not, directly or indirectly, recruit or attempt to recruit any person employed currently or formerly by the Seller or its related parties; or solicit, induce or attempt to induce the Seller or its related parties including any of its clients or providers;or to cause the Seller or clients or providers of its related parties to cancel or reduce business with the Company or its related parties; and shall not induce any person employed by the Seller or its related parties to resign from his or her current employment.

Article 9 Breach
9.1	Events of Breach

The occurrence of any one or more of the following events shall constitute a breach of this Agreement:
9.1.1
any party violates any material provision hereof or fails to perform in any material respect its obligations hereunder, and such breach or nonperformance has not been remedied for a period of 15 days after receipt of written notice from another party requesting such remedy; or

9.1.2	any representation or warranty made by any party herein shall prove to have been misleading in any material respect.
9.2	Liabilities for Breach

Where any party commits a breach of this Agreement, it shall be liable to compensate the other parties for any and all damages (except for damages which can not be foreseen) directly/indirectly caused as a result of the breach; a joint liability in such breaching shall be undertaken by the Seller and Management Shareholder;

Where the Purchaser delays the payment of the consideration, a breaching penalty accounts for 5% of the total consideration shall be paid for each month of the delay by the Purchaser;

Where the closing is delayed due to the Seller or Management Shareholder’s reason, a breaching penalty accounts for 5% of the total consideration shall be paid for each month of the delay by the Seller or Management Shareholder.

9.3	Liabilities for Breach by Seller and/or Management Shareholder

If for any reason due to the breach of this Agreement by the Seller and/or the Management Shareholder that results in the failure by either or both of them to meet any of the conditions for closing, then the Seller and the Management Shareholder shall be jointly and severally liable to compensate the Purchaser for any and all damages caused as a result of the breach, not including, however, indirect or consequential damages.

Article 10 Force Majeure
10.1	Consultation

In the event of Force Majeure, the parties shall promptly consult with each other to find a solution to the situation.

10.2	Exemption

Should the occurrence of a Force Majeure result in the Seller or the Purchaser’s failure to perform its obligations under this Agreement in whole or in part, the affected party may, unless otherwise stipulated by applicable Law, be exempted from performing those obligations to the extent to the effect of the Force Majeure in question.

10.3	Best Efforts

Subject to this Article 10, the party affected by Force Majeure may suspend the performance of its obligations under this Agreement to the extent and for the duration thereof until the effect of the Force Majeure no longer operates. However, that party shall exert its best efforts to remove any impediments resulting from the Force Majeure and to minimize to the greatest possible extent any damages incurred. With the agreement of the parties, the term of this Agreement shall be extended by the period of such suspension without penalty to any party.

10.4	Written Evidence

The party claiming Force Majeure shall, as soon as possible after the occurrence of the Force Majeure, inform each of the other parties of the situation and specify the reason for its failure to perform this Agreement, so as to minimize the damages inflicted upon that party.

10.5	Non-Exemption

A party shall not be exempted from performing its obligations under this Agreement where Force Majeure occurs following the delay by that party to perform such obligations.

10.6	Termination

If Force Majeure prevails for a period of 30 days or more and has a material adverse effect on this Agreement, then the applicable party may terminate this Agreement with written notice.
Article 11 Termination
11.1	Conditions of Termination

This Agreement may only be terminated as listed below on or before Closing date with written notice, namely:
11.1.1	by mutual written consent of the Seller, the Purchaser and/or the Management shareholder;

11.1.2
by the Purchaser or Seller or Management Shareholder. If any court or government, administrative or supervising body, department or organization of competent jurisdiction releases an order, decree or takes any action to permanently prohibit or limit or forbid in other forms, the performance of this Agreement.

11.1.3
by the Purchaser, if breaches by the Seller or Management Shareholder, in any material respect its representations and warranties or other agreements or covenants herein, thus conditions in Article 6 and Article 7 fails to be satisfied within 15 days after the receipt of written notice from the Purchaser;

11.1.4
by the Purchaser, if the Closing has not occurred (other than through the failure of the party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the Closing date or such later date as the Seller and the Purchaser may agree upon;

11.1.5
by the Seller, if breaches the payment obligation set forth in Article 2.4.2 under this Agreement for more than 2 months and result in the Seller’s termination of this Agreement,other than due to the Seller and Management Shareholder’s reason.

11.2	Procedures of Termination

If this Agreement is terminated by the Purchaser or Seller pursuant to Article 11.1, the written notice in the form set forth in Article 12.1 shall be sent to other parties and the Equity Purchase will be consequently terminated without any party taking any action.

11.3	Effect of Termination
11.3.1
The termination of this Agreement for any reason shall not affect any rights and obligations which have accrued prior to the termination; provided, however, that nothing herein shall relieve any party of any liability before the termination of this Agreement.

11.3.2
If this Agreement is terminated by the Purchaser or the Seller pursuant to Article 11.1, both parties have obligations to recover the Agreement to status before it has been performed. If this Agreement is terminated due to one Party’s fault, the party in respect of such fault shall undertake the breaching responsibility pursuant to this Agreement.

Article 12 Miscellaneous
12.1	Notice

All notices and communications between the parties shall be made in writing and in the Chinese languages by delivery in fax, person (including courier service) or registered mail to the addresses set forth below:

The Seller:

Address: Room 413, No. 1, Zhonghuan Xi Road,Konggang Wuliu Jiagong Area, Tianjin
Tel: 010-62304997

Management Shareholder:

Address: F/2 Datangdianxinyan Building, No. 40, Xueyuan Road, Haidian District, Beijing
Tel: 010-67083399

Purchaser:

Address: 61 Wanghai Road, Software Park, Xiamen, China
Tel: 0592 - 2396888
Fax: 0592 - 5145555
12.2	Time of Receipt

The time of receipt of the notice or communication shall be deemed to be:
12.2.1
the time set forth in the transmission journal, in the case of a facsimile transmission, unless such facsimile transmission is sent after 5:00 p.m., in which event the date of receipt shall be deemed to be the following business day in the place of receipt;

12.2.2	the time of signing of a receipt by the receiving party in the case of delivery in person (including courier service); and

12.2.3	seven days from that shown on the official postal receipt, in the case of registered mail.
12.3	Amendment

This Agreement can only be modified, altered or supplemented through written agreements signed by all parties.

12.4	No Waiver

Failure or delay on the part of any party to exercise any right under this Agreement shall not operate as a waiver thereof.

12.5	Severability

The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement which is unrelated to that provision.

12.6	Tax and Liabilities

The parties shall be respectively responsible for the tax and other fees relating to the Equity Purchase according to the applicable law.

12.7	Succession

This Agreement shall continue to be legally binding on the respective successors and assignee (if any) of the parties hereof.

12.8	Governing Law

This Agreement shall be executed, interpreted and performed and takes effect according to the PRC Law.

12.9	Arbitration

Any dispute arising out of or in connection with this Agreement shall be firstly settled through friendly consultation. If the dispute cannot be resolved in the consultation, either party may submit the dispute to the Beijing Arbitration Committee by a sole arbitrator pursuant to the arbitration rules which are effective when the arbitration is put forward. The arbitration shall be conducted in the Chinese language, with the arbitral award being final and binding upon the parties.

12.10	Language

This Agreement has been prepared in 5 sets of originals, with 1 for each party and 1 for government registration and record.
[The space below is intentionally left blank.]

IN WITNESS WHEREOF, the parties have arranged for this Agreement to be signed by their duly authorized representatives on the date first indicated above.
Tianjin Xinjie Investment Co. Ltd. (SEAL)
Signature: /s/ Zhou Bangjian
Sign by authorized representative: Zhou Bangjian
Zhou Bangjian
Signature: /s/ Zhou Bangjian
Wang Jie
Signature: /s/ Wang Jie
Xiamen Longtop System Co. Ltd. (SEAL)
Signature: /s/ Wai Chau Lin
Sign by authorized representative: Wai Chau Lin